

September 17, 2012

<u>Via E-mail</u>
Jorge Morán
Chief Executive Officer
Santander Holdings USA, Inc.
75 State Street
Boston, Massachusetts 02109

> **Re:** **Santander Holdings USA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-16581**

Dear Mr. Morán:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1. Business, page 5
Foreclosures, page 8

1. We note that the consent order requires that you develop and implement plans to improve your mortgage servicing and foreclosure practices. Please expand your disclosure to describe the improvements and the status of your efforts to implement these improvements.

Item 1A. Risk Factors, page 13

2.   Your Risk factor section is required to disclose your "most significant" risk factors, not "several" risk factors. Please confirm that the Risk Factors you disclosed in your Form 10-K were your "most significant" risk factors and change the lead in of your future filings to conform to this language. Refer to Item 503(c) of Regulation S-K.

Impact of Future Regulation Changes May Have an Adverse Impact on the Company's Profitability, page 14

3.   Please expand the discussion to identify the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act that you expect to have a material impact on your operations and/or financial condition and describe the expected impact. You may provide this discussion as part of one risk factor or you may include separate risk factors. However, the cross-reference to the Business section is not sufficient. Your discussion should include, but not be limited to the consequences of having more than $50 billion in total consolidated assets.

The Company is Subject to Substantial Regulation Which Could Adversely Affect Its Business and Operations, page 15

4.   To the extent there are any proposals that would have a significant impact on your business, if implemented, please identify the proposals and expected impact.

Systems Integration Risks Exist Related…, page 16

5.   Please confirm that this is still a risk considering that you were acquired on January 30, 2009. If it is still a risk, please update this description to describe the systems integration issues that you are currently experiencing.

Reputational and Compliance Risk…, page 16

6.   Please revise this discussion to describe your reputational and compliance risks are related to you foreclosure activities and describe the potential consequences. Please note that the cross-reference to the discussion ion the Business section is not sufficient.

Item 7. Management's Discussion and Analysis, page 20

7.   We note your references to your "risk management framework," "Executive Risk Management Committee," and "Corporate Risk Management." Additionally, we note your discussion of "credit risk management." Please provide a discussion of your risk management framework as it relates to other risks inherent to your business. The discussion should explain how information is communicated to the board of directors and senior management.

Credit Risk Environment, page 23

8.   In future filings please quantify any additional costs and collateral requirements that have been triggered by the downgrade in your credit ratings under your derivative contracts and other borrowings.

Critical Accounting Policies, page 40
Goodwill, page 42

9.   We note that you have recorded $3.4 billion in goodwill as of December 31, 2011, and this goodwill is included within your Retail Banking and Corporate operating segments. Please revise your disclosure in future filings to state, if true, that goodwill does not exist at reporting units that are at risk of failing step one. If that is not true, revise your disclosure in future filings to include the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test for each reporting unit.
- The amount of goodwill allocated to each reporting unit.
- A description of the methods and key assumptions used and how the key assumptions were determined.
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Financial Statements and Supplementary Data, page 63
Notes to Consolidated Financial Statements, page 74
Note 1 – Summary of Significant Accounting Policies, page 74
Loans held for investment, page 76

10.   On page 47, you disclose that loans remain on non-accrual until the loan is able to sustain a period of repayment which makes the loan less than 90 days delinquent for a monthly amortizing loan. Please revise your disclosure to clarify what you mean by this statement. For example, if a loan is past due 120 days, do you require only 1-2 payments before returning the loan to accrual status, or do you require a sustained period of time during which a loan is less than 90 days past due?

Note 3 – SCUSA Transaction, page 84

11.   You disclose on page 85 that the SCUSA Transaction reduced your ownership interest in SCUSA and resulted in shared control with the New Investors such that no one party has

the power to direct activities that most significantly impact SCUSA's economic performance. Please provide us with your accounting analysis for this transaction, and in your response, address the following:

- The factors that you considered in determining whether you were the primary beneficiary under ASC 810-10-25-38.
- The factors that you considered in determining whether this transaction included the involvement of related parties or de facto agents under ASC 810-10-25-43. Specifically, address the involvement of Thomas G. Dundon as a related party and investor in this transaction, including his involvement on the SHUSA Board and as the SCUSA CEO. It also appears that your parent company, Banco Santander, financed Mr. Dundon's purchase of his additional interest in SCUSA pursuant to the Dundon Loan Agreement discussed in Exhibit 10.4.
- The factors you considered under ASC 810-10-25-38A through 25-38G, including the following:
  - Your involvement with the design and purpose of the SCUSA transaction, including the risks designed to pass through to VIE holders (paragraph 25-38F); and
  - Whether your 65% interest in SCUSA results in your obligation to absorb losses or your right to receive benefits being disproportionately greater than your stated power to direct the activities of SCUSA (paragraph 25-38G).
- Your analysis of all related parties under ASC 810-10-25-44, if applicable, including how you identified the party within the related party group that is most closely associated with the VIE. If you determined that there is shared power between related parties, provide us with the authoritative literature that supports your conclusion.
- Discuss your consideration of ownership transfers, or any restrictions thereon, as well as put and call options contemplated by the Shareholders Agreement.

12. We note your disclosure on page 85 that the Shareholders Agreement also requires unanimous approval of all shareholders for certain board reserved matters. Please revise your disclosure in future filings to discuss the nature of Board Reserved Matters as well as Shareholder Reserved Matters that most significantly impact SCUSA's performance. Also, disclose how the voting structure differs for these two types of matters, and clarify what activities require a unanimous vote as compared to a majority vote.

Note 6 – Loans, page 90

13. We note that your disclosure of the major categories of loans pursuant to ASC 310-10-45-2 differs from the classes of loans you utilize to determine your allowance for loan losses. Please revise your disclosure in future filings to disclose your recorded investment by the loan classes you utilize in determining your allowance for loan losses so that a reader may relate the credit quality information presented to the balance of loans in those categories.

14.   Your disclosure on page 51 indicates that you utilize loss severity assumptions based on recent loss experience for six loan-to-value bands within the loan portfolio. Similarly, you disclose that you monitor credit scores for your consumer and small business loans. As these appear to be a credit quality indicator as defined in ASC 310-10, please revise future filings to disclose the following:

- For your home equity and residential loan portfolios, disclose the balance of loans in each of these six loan-to-value bands for each relevant class of loans.
- For your consumer and small business loans, disclose the balance of loans by credit scores.
- Disclose the date or range of dates that this information was updated. Refer to ASC 310-10-50-29.

Note 22 – Commitments and Contingencies, page 128
Trust PIERS, page 130

15.   We note your disclosure that as a part of the PIERS litigation, you recorded an accrual of approximately $344 million, a portion of which was to accrete the principal amount of the PIERS to the $50 par amount. Please revise your future filings to disclose the facts and circumstances considered when concluding that you should no longer accrete these securities to par until their maturity in 2034. For example, disclose if the change in control also changes the terms of the instruments (such as maturity or redemption date) as well as the interest rate or whether your intent to repay these securities prior to maturity has changed.

Item 10. Directors, Executive Officers and Corporate Governance, page 149
Directors of SHUSA, page 149

16.   For each of your directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Matters Relating to the Audit Committee of the Board, page 153

17.   Please provide the disclosures that relate to your audit committee financial expert. Refer to Item 407(d)(5) of Regulation S-K.

Item 12. Executive Compensation, page 163
Benchmarking, page 163

18.   You disclose on page 163 that you did not utilize benchmarking in 2011 with respect to the compensation of the named executive officers. However on page 160 you disclose that you use "market benchmark for the position" when calculating a base bonus amount

for each of your participants in the Executive Bonus Program. Please explain the apparent inconsistency. If you did engage in benchmarking, please identify the companies you used in your analysis.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 195
Loans to Directors and Executive Officers, page 200

19.   Please confirm, if true, that your loans to directors and executive officers were made on substantially the same terms to "persons not related to the lender" rather than "similar customers." If not true, please provide the required disclosures for such loans as Item 404(a) of Regulation S-K requires. Refer to Instruction 4(b) of Item 404(a) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 203
Exhibit 10.2 and 10.3

20.   Please file the exhibits to these exhibits that were not filed as part of your Form 10-K. Specifically, Exhibits A, B, D and F-O to Exhibit 10.2 and Exhibits A-K to Exhibit 10.3 do not appear to have been filed.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Consolidated Financial Statements, page 7
(4) Loans and Allowance for Credit Losses, page 14

21.   We note that your non-accrual loans and leases as a percentage of loan category is significantly higher for residential mortgages than it is for your consumer loans secured by real estate, which appear to consist of home equity loans and lines of credit. Please revise your disclosure in future filings to address the following:

- Expand your disclosure to discuss the reasons why you believe this trend is occurring.
- For the home equity loans and lines of credit that are secured by a second lien, disclose if you have the ability to track whether the first lien is in default if you do not hold or service it. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses.
- Revise to disclose the amount of amortizing vs. interest only loans. For interest only loans, disclose the percentage of borrowers in an initial interest only period and the percentage of those borrowers who are only paying the minimum amounts due.
- Disclose when these loans will begin amortizing.
- Discuss the differences in the delinquency rates of amortizing and non-amortizing loans and the reasons for differences in these trends. Discuss whether you believe these trends will change when the loans begin to amortize.

Item 2. Management's Discussion and Analysis, page 66
Results of Operations, page 73
Provision for Credit Losses, page 78

22.	Your disclosure indicates that your provision for loan losses decreased due to overall credit quality improvement. We also note in your disclosure on page 21 that while total past due loans have decreased during the period, amounts reported for certain delinquency buckets in the various loan categories actually increased during the period. For example, continuing care retirement community loans past due greater than 90 days increased materially. Please revise future filings to discuss how various movements in the delinquency categories are considered by class of loan so that a reader may understand how credit quality trends are considered for each class, including how improvements in one class may offset declines in another.

Income tax provision/(benefit), page 81

23.	We note your disclosure on page 39 of your Form 10-K for the period ended December 31, 2011 that you reversed a significant portion of your deferred tax asset valuation allowance in 2009 and 2010 due to revised estimates of the company's future profitability, including the impact of the contribution of SCUSA. Please revise your disclosure in future filings to discuss the impact that the sale of 35% of SCUSA has had on your conclusion that your deferred tax assets continue to be more likely than not to be realized.

24.	In addition to our comment above, considering the level of subjectivity and judgment necessary when evaluating deferred tax asset valuation allowances, please revise your critical accounting policies disclosure in your future filings to provide greater insight into the quality and variability of information regarding financial condition and operating performance (e.g. estimates and assumptions). Refer to section V (Critical Accounting Estimates) of our Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm. Provide the following in your future disclosure:

- Identify and describe the specific assumptions utilized for each estimate.
- Identify the source of those assumptions and how you selected the assumptions.
- Discuss how accurate the estimate/assumption has been in the past.
- Discuss how much the estimate/assumption has changed in the past.
- Discuss whether the estimate/assumption is reasonably likely to change in the future and if so, discuss reasonably likely outcomes that may occur.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director